Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Summary of Proceedings and Voting Results of the 76th Annual General Meeting (‘AGM’) of the Tata Motors Limited (“the Company”) held on July 30, 2021

Mumbai, July 31, 2021: In terms of the Ministry of Corporate Affairs (‘MCA’) General Circulars No. 14/ 2020 dated 8th April 2020, No. 17/ 2020 dated 13th April 2020, read with Circular No. 20/2020 dated 5th May, 2020 and 02/2021 dated 13th January, 2021 (together referred to as ‘MCA Circulars’) and the SEBI Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated 12th May, 2020 and SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated 15th January, 2021 (referred to as ‘SEBI Circulars’) and in compliance with other applicable provisions of the Companies Act, 2013 (‘the Act’) and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’), the 76th Annual General Meeting (‘AGM’) of the Company was held on Friday, 30th July 2021 at 3.00 p.m. (IST) through two-way VC/OAVM to transact the business as stated in the Notice dated 23rd June 2021, convening the AGM.  We would like to inform that all the items of business contained in the said AGM Notice were transacted and passed by the Members with requisite majority. The Company also facilitated the live webcast of the proceedings.

In this regard, please find enclosed the following:

i.	Summary of the proceedings of the AGM of the Company as required under Regulation 30, Part A of Schedule III of the SEBI Listing Regulations- Annexure A.

ii.	Consolidated voting results of remote e-voting conducted prior to and during the AGM of the business transacted at the AGM, as required under Regulation 44(3) of the Listing Regulations - Annexure B.

iii.	The Scrutinizer’s Report dated 30th July, 2021, pursuant to Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure C.

The AGM concluded at 5:40 p.m. (IST).

The Consolidated voting results alongwith the Scrutinizer’s Report is available on the Company’s website at www.tatamotors.com and on the website of National Securities Depository Limited at www.evoting.nsdl.com.

This is for your information and records.

Annexure A

Summary of proceedings of the 76th Annual General Meeting (‘AGM/Meeting’) of the Company

The 76th Annual General Meeting (“AGM”) of the Members of Tata Motors Limited (“the Company”) was held on Friday, July 30, 2021 at 3:00 p.m. (IST) through two-way Video Conferencing (‘VC’)/Other Audio Visual Means (‘OAVM’). The Company, while conducting the Meeting, adhered to the Ministry of Corporate Affairs (MCA) Circulars, Securities and Exchange Board of India (SEBI) Circulars, and other social distancing norms in view of the outbreak of COVID-19 pandemic.

Mr Hoshang K Sethna, Company Secretary, welcomed the Members to the Meeting and briefed them on certain points relating to the participation at the Meeting through VC.

Mr Natarajan Chandrasekaran, Chairman chaired the Meeting. The requisite quorum being present, the Chairman called the Meeting to order. The Chairman welcomed all the Directors and requested them to introduce themselves to the Members. He also introduced Directors and Senior Management present with him at the common venue. The respective Chairpersons of the Audit Committee of Directors, Stakeholders Relationship Committee and Nomination and Remuneration Committee were present at the AGM. The representatives of the Company’s Statutory Auditors and Secretarial Auditors were also present at the Meeting through VC. The Chairman welcomed the Union leaders present at the Meeting and acknowledged their contribution during the year.

The Chairman informed the Members that, the proceedings of the Meeting was video recorded and live streaming was webcast on National Depository System Limited (‘NSDL’) website. The Company has taken all the requisite steps to enable Members to participate and vote on the items being considered at this AGM.

The details of authorized representations received from corporate shareholders were informed to the Members. Since there was no physical attendance of Members and in compliance with the Circulars issued by the MCA and SEBI, the requirement of appointing proxies was not applicable, except for the authorized representatives of corporate shareholders. Further, the Registers as required under the Companies Act, 2013 and other relevant documents mentioned in the Notice were available for inspection in electronic mode.

With the consent of the Members, the Notice of the Meeting and Auditors’ Report for the year ended March 31, 2021 were taken as read. He informed the Members that the Statutory Auditors’ Report and Secretarial Auditor’s Report did not contain any qualifications, other reservations, adverse remarks or disclaimers.

The Chairman thereafter delivered his opening remarks covering the effect of COVID 19 pandemic on the Company’s performance, summary on Company’s performance in Fiscal 21 and its future positioning. This was followed by a presentation by Mr. P B Balaji, Group Chief Financial Officer on the Company’s consolidated financials, operations and highlights, steps taken for recovering and growth and way forward.

At the request of the Chairman, the Company Secretary read out extracts from the Auditors’ Report and management’s response thereto as stated in the Board’s Report.

The Company Secretary requested the Members who were present at the AGM but had not cast their votes prior through remote e-voting, to cast their vote during the AGM and also explained the process of e-voting on the resolutions during the meeting through the NSDL e-voting website. He further informed that Mr P N Parikh (Membership No. FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was the Scrutinizer appointed by the Board to scrutinize the remote e-voting process prior to the AGM and during the AGM in a fair and transparent manner.

In terms of the Notice dated June 23, 2021 convening the 76th AGM of the Company, the following items of business were transacted at the Meeting:

Item No.	Details of the Agenda items	Resolution required
1	To receive, consider and adopt the Audited Financial Statements of the Company for the financial year ended March 31, 2021 together with the Reports of the Board of Directors and the Auditors thereon.	Ordinary
2	To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2021 together with the Report of the Auditors thereon.	Ordinary
3	To appoint a Director in place of Mr N Chandrasekaran (DIN: 00121863) who, retires by rotation and being eligible, offers himself for re-appointment.	Ordinary
4	To appoint Mr. Mitsuhiko Yamashita (DIN: 08871753) as a Director	Ordinary
5	To appoint Mr Thierry Bolloré (DIN: 08935293) as a Director	Ordinary
6	To appoint Mr Kosaraju V Chowdary (DIN: 08485334) as a Director and as an Independent Director	Ordinary
7	To re-appoint Mr Guenter Butschek (DIN: 07427375) as the Chief Executive Officer and Managing Director and to approve payment of remuneration for the period February 15, 2021 to June 30, 2021	Special
8	To appoint Mr Girish Wagh (DIN: 03119361) as a Director	Ordinary
9	To appoint Mr Girish Wagh (DIN: 03119361) as Executive Director and to approve payment of remuneration	Special
10	To approve remuneration to Non-Executive Directors (including Independent Directors)	Ordinary
11	To approve Tata Motors Limited Share-based Long Term Incentive Scheme 2021 and grant of stock options and / or performance share units to the Eligible Employees under the Scheme	Special
12	To approve extending the Tata Motors Share-based Long Term Incentive Scheme 2021 to eligible employees of certain subsidiary companies of the Company.	Special
13	To appoint Brach Auditors	Ordinary
14	To ratify Cost Auditor’s Remuneration	Ordinary

The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. After the Members spoke, the Chairman responded to all their queries.

The Chairman thanked the Members for continuing support and for attending and participating the Meeting and requested the Members to continue e-voting for next 15 minutes. The Chairman authorized the Company Secretary to carry out the voting process and declare the voting results of the consolidated voting. After 15 minutes the Company Secretary informed the Members that the consolidated voting  results alongwith the scrutinizer’s report will be disseminated through the stock exchanges and also placed  on  the  websites  of  the  Company i.e. www.tatamotors.com,  the  National Securities Depository Limited www.evoting.nsdl.com not later than two working days from the conclusion of the Meeting.

The Meeting concluded at 5.40 p.m.

The Scrutinizer's Report was received after the conclusion of the Meeting on July 31, 2021 and as set out therein all the said resolutions were declared passed with the requisite majority.

Annexure B

76th Annual General Meeting Voting Results

Date of the ANNUAL GENERAL MEETING		July 30, 2021
Total number of shareholders on cut-off date (July 23, 2021)	Ordinary Shareholders ‘A’ Ordinary Shareholders	: 25,99,166 : 2,89,675
	Total:	28,88,841
No. of shareholders present in the Meeting either in person or through proxy:
Promoters and Promoter Group:	No arrangement for physical meeting or appointment of proxy was made as the meeting was held through VC/OAVM
Public:
No. of shareholders attended the Meeting Video Conferencing:
Promoters and Promoter Group:	5
Public:	276

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)

1 - To receive, consider and adopt the Audited Financial Statements of the Company for the financial year ended March 31, 2021 together with the Reports of the Board of Directors and the Auditors thereon.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1030596080	72.7687	1026973933	3622147	99.6485	0.3515
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1030596080	72.7687	1026973933	3622147	99.6485	0.3515
Public Non Institutions	E-Voting	832660244	83979729	10.0857	83962110	17619	99.9790	0.0210
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83979729	10.0857	83962110	17619	99.9790	0.0210
Total		3828810661	2526949638	65.9983	2523309872	3639766	99.8560	0.1440

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			2 - To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2021 together with the Report of the Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1030595865	72.7687	1026969008	3626857	99.6481	0.3519
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1030595865	72.7687	1026969008	3626857	99.6481	0.3519
Public Non Institutions	E-Voting	832660244	83966537	10.0841	83950709	15828	99.9811	0.0189
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83966537	10.0841	83950709	15828	99.9811	0.0189
Total		3828810661	2526936231	65.9979	2523293546	3642685	99.8558	0.1442

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			3 - To appoint a Director in place of Mr N Chandrasekaran (DIN: 00121863) who, retires by rotation and being eligible, offers himself for re-appointment.
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033028090	72.9404	833204989	199823101	80.6566	19.3434
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033028090	72.9404	833204989	199823101	80.6566	19.3434
Public Non Institutions	E-Voting	832660244	83965626	10.0840	83939021	26605	99.9683	0.0317
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83965626	10.0840	83939021	26605	99.9683	0.0317
Total		3828810661	2529367545	66.0614	2329517839	199849706	92.0988	7.9012

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			4 - Appointment of Mr Mitsuhiko Yamashita (DIN: 08871753) as a Director
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033469572	72.9716	976674563	56795009	94.5044	5.4956
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033469572	72.9716	976674563	56795009	94.5044	5.4956
Public Non Institutions	E-Voting	832660244	83961752	10.0836	83926604	35148	99.9581	0.0419
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83961752	10.0836	83926604	35148	99.9581	0.0419
Total		3828810661	2529805153	66.0729	2472974996	56830157	97.7536	2.2464

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			5 - Appointment of Mr Thierry Bolloré (DIN: 08935293) as a Director
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033458432	72.9708	976623543	56834889	94.5005	5.4995
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033458432	72.9708	976623543	56834889	94.5005	5.4995
Public Non Institutions	E-Voting	832660244	83954174	10.0826	83920611	33563	99.9600	0.0400
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83954174	10.0826	83920611	33563	99.9600	0.0400
Total		3828810661	2529786435	66.0724	2472917983	56868452	97.7520	2.2480

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			6 - Appointment of Mr Kosaraju V Chowdary (DIN: 08485334) as a Director and as an Independent Director
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033460442	72.9710	1026632344	6828098	99.3393	0.6607
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033460442	72.9710	1026632344	6828098	99.3393	0.6607
Public Non Institutions	E-Voting	832660244	83952622	10.0825	83899402	53220	99.9366	0.0634
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83952622	10.0825	83899402	53220	99.9366	0.0634
Total		3828810661	2529786893	66.0724	2522905575	6881318	99.7280	0.2720

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Special)			7 - Re-appointment of Mr Guenter Butschek (DIN: 07427375) as the Chief Executive Officer and Managing Director and payment of remuneration for the period February 15, 2021 to June 30, 2021.
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033442822	72.9697	1033147567	295255	99.9714	0.0286
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033442822	72.9697	1033147567	295255	99.9714	0.0286
Public Non Institutions	E-Voting	832660244	83945026	10.0815	83887374	57652	99.9313	0.0687
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83945026	10.0815	83887374	57652	99.9313	0.0687
Total		3828810661	2529761677	66.0717	2529408770	352907	99.9860	0.0140

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			8 - Appointment of Mr Girish Wagh (DIN: 03119361) as a Director
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033848967	72.9984	976822581	57026386	94.4841	5.5159
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033848967	72.9984	976822581	57026386	94.4841	5.5159
Public Non Institutions	E-Voting	832660244	83938773	10.0808	83893564	45209	99.9461	0.0539
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83938773	10.0808	83893564	45209	99.9461	0.0539
Total		3828810661	2530161569	66.0822	2473089974	57071595	97.7443	2.2557

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Special)	9 - Appointment of Mr Girish Wagh (DIN: 03119361) as Executive Director and payment of remuneration.
Whether promoter/ promoter group are interested in the agenda/resolution?	NO

Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033424747	72.9684	1022334911	11089836	98.9269	1.0731
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033424747	72.9684	1022334911	11089836	98.9269	1.0731
Public Non Institutions	E-Voting	832660244	83931026	10.0799	83869873	61153	99.9271	0.0729
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83931026	10.0799	83869873	61153	99.9271	0.0729
Total		3828810661	2529729602	66.0709	2518578613	11150989	99.5592	0.4408

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			10 - Remuneration to Non-Executive Directors (including Independent Directors)
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033317252	72.9609	1016499814	16817438	98.3725	1.6275
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033317252	72.9609	1016499814	16817438	98.3725	1.6275
Public Non Institutions	E-Voting	832660244	83933763	10.0802	83842192	91571	99.8909	0.1091
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83933763	10.0802	83842192	91571	99.8909	0.1091
Total		3828810661	2529624844	66.0682	2512715835	16909009	99.3316	0.6684

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Special)			11 - Tata Motors Limited Share-based Long Term Incentive Scheme 2021 and grant of stock options and / or performance share units to the Eligible Employees under the Scheme.
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033887410	73.0011	1012245984	21641426	97.9068	2.0932
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033887410	73.0011	1012245984	21641426	97.9068	2.0932
Public Non Institutions	E-Voting	832660244	83968668	10.0844	83883507	85161	99.8986	0.1014
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83968668	10.0844	83883507	85161	99.8986	0.1014
Total		3828810661	2530229907	66.0840	2508503320	21726587	99.1413	0.8587

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Special)			12 - Extending the Tata Motors Share-based Long Term Incentive Scheme 2021 to eligible employees of certain subsidiary companies of the Company.
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033890590	73.0013	1012225699	21664891	97.9045	2.0955
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033890590	73.0013	1012225699	21664891	97.9045	2.0955
Public Non Institutions	E-Voting	832660244	83965913	10.0841	83862799	103114	99.8772	0.1228
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83965913	10.0841	83862799	103114	99.8772	0.1228
Total		3828810661	2530230332	66.0840	2508462327	21768005	99.1397	0.8603

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			13 - Appointment of Branch Auditors
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033860978	72.9993	1033256963	604015	99.9416	0.0584
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033860978	72.9993	1033256963	604015	99.9416	0.0584
Public Non Institutions	E-Voting	832660244	83962738	10.0837	83945122	17616	99.9790	0.0210
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83962738	10.0837	83945122	17616	99.9790	0.0210
Total		3828810661	2530197545	66.0831	2529575914	621631	99.9754	0.0246

Tata Motors Limited - Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)			14 - Ratification of Cost Auditor’s Remuneration
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]={[2]/[1]}*100	[4]	[5]	[6]={[4]/[2]}*100	[7]={[5]/[2]}*100
Promoter and Promoter Group	E-Voting	1579887957	1412373829	89.3971	1412373829	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1412373829	89.3971	1412373829	0	100.0000	0.0000
Public Institutions	E-Voting	1416262460	1033869378	72.9998	1033717503	151875	99.9853	0.0147
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		1033869378	72.9998	1033717503	151875	99.9853	0.0147
Public Non Institutions	E-Voting	832660244	83963103	10.0837	83936706	26397	99.9686	0.0314
	Poll		0	0.0000	0	0	0.0000	0.0000
	Postal Ballot		0	0.0000	0	0	0.0000	0.0000
	Total		83963103	10.0837	83936706	26397	99.9686	0.0314
Total		3320307765	2530206310	76.2040	2530028038	178272	99.9930	0.0070

ANNEXURE C
PARIKH & ASSOCIATES	Office
COMPANY SECRETARIES	111, 11th Floor, Sai-Dwar CHS Ltd
Sab TV Lane, Opp Laxmi Industrial Estate,
Off Link Road, Above Shabari Restaurant,
Andheri (W), Mumbai : 400053
Tel No 26301232 / 26301233 / 26301240
Email : cs@parikhassociates.com
parikh.associates@rediffmail.com

The Company had also provided remote e-voting facility to the Shareholders present at the AGM through VC and who had not cast their vote earlier.

The Members of the Company holding shares as on the 'cut-off' date of Friday, July 23, 2021 were entitled to vote on the resolutions forming part of the Notice of the AGM.

After the closure of e-voting at the AGM, the report on remote e-voting done during the AGM and the votes cast under remote e-voting facility prior to the AGM were unblocked and counted.

I have scrutinized and reviewed the remote e-voting prior to and during the AGM and votes cast therein based on the data downloaded from the NSDL e-voting system.

The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting prior to and during the AGM on the resolutions forming part of the notice of the AGM.

My responsibility as a scrutinizer for the remote e-voting is restricted to making a Scrutinizer's Report of the votes cast in favour or against the resolutions.

I now submit my consolidated report as under on the result of the remote e-voting prior to and during the AGM in respect of the said resolutions.

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Parikh & Associates	Continuation Sheet

Resolution 14: Ordinary Resolution

Ratification of Cost Auditor's Remuneration.

(i) Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4405	250,38,69,180	
'A' Ordinary Shares*	825	2,61,58,858	
Total	5230	253,00,28,038	99.99

(ii) Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	127	1,77,894	
'A' Ordinary Shares*	25	378	
Total	152	178272	0.01

(iii) Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

* The voting rights of the Ordinary Shareholders shall be in the same proportion to the paid-up ordinary share capital and in case of voting rights on the 'A' Ordinary Shares, the holder shall be entitled to one vote for every ten 'A' Ordinary Shares held.

** Shareholders who have split their votes "assent" as well as "dissent", while their votes are taken as cast, they have been counted only once for the purpose of number of members under the head "assent".

Thanking you,
Yours faithfully,

P N Parikh

P. N. Parikh
Parikh & Associates
Practising Company Secretaries
FCS: 327 CP No.: 1228
111, 11th Floor, Sai Dwar CHS Ltd
Sab TV Lane, Opp. Laxmi Indl. Estate,
Off Link Road, Above Shabari Restaurant,
Andheri West, Mumbai – 400053

For Tata Motors Limited

Vispi Patel
Deputy Company Secretary

Place: Mumbai Dated: July 31, 2021

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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